Exhibit 99.1

Sinovac Reports Positive Preliminary Phase I Clinical Trial Results for EV71 Vaccine in Adult Group
Unblinded Results Show Good Safety Profile and Preliminary Immunogenicity

Source: Sinovac Biotech Ltd. On Thursday March 10, 2011, 8:00 am EST

BEIJING, March 10, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today the unblinding of the Phase I clinical trial results for the adult population for its proprietary inactivated vaccine against human enterovirus 71 (EV71), which causes hand, foot, and mouth disease (HFMD). The preliminary Phase I results for the EV71 vaccine in adults showed a good safety profile and preliminary immunogenicity profile. Sinovac subsequently initiated the inoculations in the young children and infant groups. The results are anticipated to be provided in the coming months.

Sinovac obtained the approval from the China State Food and Drug Administration (SFDA) to commence clinical trials for its EV71 vaccine on December 23, 2010. The Phase I clinical trial was initiated in the Guangxi Province on December 30 2010. The Phase I design is a single center, randomization, double blinded, and placebo controlled study. The Phase I clinical trial is on track to enroll 168 healthy volunteers in three different groups: adults, young children and infants. The study will evaluate the safety and preliminary immunogenicity profile in the different age groups. The Phase I clinical trial is being conducted in the adult group first and followed by the young children group and then the infant group, starting with a lower dosage followed by a higher dosage.

The inoculations with lower and higher dosages in 36 healthy adult volunteers and the safety observation were completed on February 25, 2011.

The unblinding conference for the Phase I clinical data in the adult group was held on the afternoon of March 9, 2011. The data unblinding conference was supervised under the Data Safety and Monitoring Committee (DSMC) and instructed by the experts from the Ministry of Health, China SFDA and China CDC. There is no severe adverse event reported after inoculations, which demonstrated good safety and tolerance profile in adult group.

Dr. Weidong Yin, Chairman and CEO, remarked, "These initial results showed no severe adverse events and demonstrated a positive safety and tolerance profile in the adult population. We were pleased to complete the enrollment, inoculations and safety observation of this first group in just two months and recently commenced administering the EV71 vaccine to the healthy volunteers in the young children and infant groups. We will continue to advance the Phase I trial in the coming months and to provide additional updates on our progress."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington/Amy Glynn
The Ruth Group
Tel:  +1-646-536-7017/7023
Email: scarrington@theruthgroup.com
aglynn@theruthgroup.com

Media
Jason Rando
The Ruth Group
Tel:  +1-646-536-7025
Email:  jrando@theruthgroup.com